UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 203rd FISCAL COUNCIL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 17th, 2022

1.       DATE, TIME AND VENUE: On February 17th, 2022, at 09:00 a.m., held through videoconference, as provided in the Article 17, sole paragraph of the Internal Rules f the Fiscal Council (“Rules”) of Telefônica Brasil S.A. (“Company”).

2.       CALL NOTICE AND ATTENDANCE: The call notice was made in accordance with the Company’s Bylaws. Being present the members of the Company’s Fiscal Council (“Fiscal Council”), who subscribe these minutes, and establishing, therefore, quorum. The Accounting Director, Mr. João Orlando Lima Carneiro; the Accounting Senior Manager and the Company’s Accountant, Mr. Carlos Cesar Mazur; the Finance Director, Mr. Rodrigo Rossi Monari; the Investor Relations Director, Mr. João Pedro Xavier Esteves Soares Carneiro; the Investor Relations Senior Manager, Mr. Gabriel Figueiredo Menezes; the Investor Relations Specialist, Mrs. Tatiana Cardoso Anicet; the Director of Corporate and Business Affairs, Mrs. Carolina Simões Cardoso, as Meeting Secretary; as well as the representatives of PriceWaterhouseCoopers Auditores Independentes (“PwC”), Mr. Sergio Zamora, Mrs. Fernanda Xavier and Mrs. Talita Ferreira, were also present.

3.       AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Fiscal Council who were present, discussed as follows:

(i) Financial Demonstrations followed by the Report of the Independent Auditors and the Management’s Annual Report related to the fiscal year ended December 31st, 2021: Initially, Mr. João Orlando Lima Carneiro presented the Financial Demonstrations, beginning with the highlights in the balance sheet and income statements, then, Mr. João Pedro Xavier Esteves Soares Carneiro, together with Mrs. Tatiana Cardoso Anicet, presented the Management’s Annual Report. Following, Mr. Sergio Zamora, PwC representative, together with Mrs. Fernanda Xavier, commented on the work carried out by the independent auditors during the period, presenting the main events of the year, also presented the draft of the Independent Auditor’s Report, without reservations, containing the main audit matters, which are not caveats, but a legal requirement. The Independent Auditor’s Report shall be signed, without any changes, after the approval of the Financial Demonstrations by the Board of Directors, on February 18th, 2022. Also, the PwC representatives presented the monitoring items, plus the points of attention for 2022.The Fiscal Council examined the Financial Statements for the fiscal year ended December 31st, 2021, as well as the final draft of the Independent Auditor’s Report and the Management’s Annual Report, and the necessary clarifications were provided by the Company’s representatives and the independent audit, PwC. After the analysis of the documents and the presented information, the present members of the Fiscal Council unanimously expressed their opinions in favor to the referred documents, which will be submitted to the general meeting. Lastly, Mr. João Orlando Lima Carneiro presented the final version of the technical study of Impairment test, as well as the final figures for registration of the Company’s Deferred Tax Assets, for the fiscal year 2021. The members informed that the opinion of the Fiscal Council, on the subject presented, will be issued on the date of the next meeting of the Board of Directors and will be filed at the Company’s headquarters.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 203rd FISCAL COUNCIL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 17th, 2022

(ii) Proposal for the Allocation of Income for the fiscal year ended December 31st, 2021:

Mr. João Orlando Lima Carneiro presented the proposal for the Allocation of Income for the fiscal year ended on December 31st, 2021. The Fiscal Council examined the Proposal for the Allocation of Income for the fiscal year ended December 31st, 2021, and the necessary clarifications were provided. After the analysis of documents and information submitted, the present members of the Fiscal Council unanimously expressed their opinions in favor to the proposal, which will be submitted to the general meeting. The members informed that the opinion of the Fiscal Council, on the subject presented, will be issued on the date of the next meeting of the Board of Directors and will be filed at the Company’s headquarters.

(iii) Proposal for the cancellations of shares held in Treasury: Mr. João Orlando Lima Carneiro presented the proposal for the cancellation of 14,046,652 common shares issued by the Company currently held in Treasury. These shares have been repurchased throughout the past years, due to the Share Buyback Program issued by the Company. The Fiscal Council examined this proposal and the necessary explanations were provided. After analyzing the information presented, the present members of the Fiscal Council unanimously expressed a favorable opinion to this proposal and the consequent amendment of the Company’s Bylaws, to adjust the amount of shares in which the capital structure is divided, which shall be submitted to the Company’s shareholders at the Extraordinary Shareholders’ Meeting, which will be convened in due course.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 203rd FISCAL COUNCIL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 17th, 2022

4.       CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, February 17th, 2022.

_______________________________	_______________________________
Gabriela Soares Pedercini	Cremênio Medola Netto
_______________________________	_______________________________
Charles Edwards Allen	Carolina Simões Cardoso Secretary

APPENDIX

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their duties and legal responsibilities, as provided for in article 163 of Brazilian Corporate Law, have examined and analyzed the Company’s Financial Statements, together with the Independent Auditors’ Report and the Annual Management Report for the year ended December 31, 2021 (“2021 Financial Statements”), as well as the Proposed Allocation of Net Income for 2021, and, taking into account the information provided by Telefônica Brasil’s Executive Board and the independent auditors, PriceWaterhouseCoopers Auditores Independentes, vote unanimously in favor of the aforesaid documents. Accordingly, they determine that the aforesaid documents be submitted to the Annual Shareholders’ Meeting, under the terms of Brazilian Corporate Law.

São Paulo, February 18, 2022.

Gabriela Soares Pedercini Full member of the Fiscal Council	Cremênio Medola Netto Full member of the Fiscal Council	Charles Edwards Allen Full member of the Fiscal Council

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director